SEC File Number 0-22818
CUSIP Number 405217100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D

	☐	Form N-SAR	☐	Form N-CSR
For Period Ended: March 31, 2017

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K
For the Transition Period Ended: ____________________________________________________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________________________________________
Part I. Registrant Information
Full name of registrant: The Hain Celestial Group, Inc.

Former name if applicable: ________________________________________________________________________________

Address of principal executive office (Street and number): 1111 Marcus Avenue
City, State and Zip Code: Lake Success, NY 11042
Part II. Rules 12b-25 (b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)
The Hain Celestial Group, Inc. (the “Company”) is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 (the “Form 10-Q”) by May 10, 2017, the original due date for such filing.
As previously disclosed in the Company’s Current Report on Form 8-K filed on August 15, 2016, during the fourth quarter of fiscal 2016, the Company identified concessions that were granted to certain distributors in the United States and commenced an internal accounting review in order to determine whether the revenue associated with those concessions was accounted for in the correct period and to evaluate its internal control over financial reporting. The Audit Committee of the Company’s Board of Directors separately conducted an independent review of these matters and retained independent counsel to assist in their review. On November 16, 2016, the Company announced the completion of the independent review conducted by the Audit Committee, which found no evidence of intentional wrongdoing in connection with the Company’s financial statements.
At this time, the Company believes that its internal accounting review is nearing completion. The Company presently anticipates that it will be in a position to file its Form 10-Q together with its Annual Report on Form 10-K for the fiscal year ended June 30, 2016 (the “Form 10-K”), its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 (the “Q1 Form 10-Q”) and its Quarterly Report on Form 10-Q for the quarter ended December 31, 2016 (the “Q2 Form 10-Q”) by the end of May 2017.

Part IV. Other Information
(1)    Name and telephone number of person to contact in regard to this notification

Pasquale Conte	516	587-5039
(Name)	(Area code)	(Telephone number)
(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes    ☒    No

•	Annual Report on Form 10-K for the fiscal year ended June 30, 2016

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2016

•	Quarterly Report on Form 10-Q for the quarter ended December 31, 2016
(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes    ☐    No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company is unable to provide a reasonable estimate of the results of operations for the quarter ended March 31, 2017 because, as described in Part III of this Form 12b-25, which is incorporated by reference herein, the Company continues to be in the process of completing the Company’s annual audit of its financial statements for fiscal year 2016 and its quarterly review of its financial statements for the first, second and third quarters of fiscal year 2017.
Certain statements contained in this Form 12b-25 constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are predictions based on expectations and projections about future events and are not statements of historical fact. You can identify forward-looking statements by the use of forward-looking terminology such as “plan”, “continue”, “expect”, “anticipate”, “intend”, “predict”, “project”, “estimate”, “likely”, “believe”, “might”, “seek”, “may”, “remain”, “potential”, “can”, “should”, “could”, “future” and similar expressions or the negative of those expressions. These forward-looking statements include the Company’s beliefs or expectations relating to the Company’s expectations relating to the filing of the Form 10-Q, the Q1 Form 10-Q, the Q2 Form 10-Q and the Form 10-K. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results expressed or implied by such forward-looking statements. Such factors include a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file its Form 10-Q within the five-day extension permitted by the rules of Securities and Exchange Commission, the possibility that one or more material weaknesses in the Company’s internal control over financial reporting may be identified, the possibility that errors may be identified, which may be material, whether investors should no longer rely upon previously issued financial statements, and the risk that the Company may need to restate its financial statements. As a result of the foregoing and other factors, the Company cannot provide assurance as to the future results, levels of activity and achievements of the Company, and neither the Company nor any person assumes responsibility for the accuracy and completeness of these statements.

The Hain Celestial Group, Inc.
(Name of registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 11, 2017	By:	/s/ Pasquale Conte
		Name:	Pasquale Conte
		Title:	Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omission of fact constitute Federal Criminal Violations (See 18 U.S. C. 1001).